Exhibit 99.27

CONSENT OF EXPERT

I, Homero Delboni Jr., of HDA Serviços S/S Ltda., hereby consent to the inclusion and incorporation by reference in this Annual Report on Form 40-F of Yamana Gold Inc. for the year ended December 31, 2008 (the “Annual Report”) of references to and information derived from the report entitled “Chapada Copper-Gold Project, Goiàs State, Brazil, Technical Report Pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated February 2009 (the “Incorporated Information”).  I also consent to the reference to my name and to my involvement in the preparation of the Incorporated Information in this Annual Report.

In addition, I do hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (333-148048; 333-145300) of Yamana Gold Inc. of the Incorporated Information.

/s/ Homero Delboni
Name:	Homero Delboni Jr., B.E., M. Eng., Ph.D.
Title:	Senior Consultant of HAD Serviços S/S Ltda.

Date:   March 31, 2009